UNITED STATES	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
hours per response........11
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Boise Inc.

(formerly known as Aldabra 2 Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01408A202 (Common Stock)

(CUSIP Number)

Boise Cascade Holdings, L.L.C. 1111 W. Jefferson St., Suite 300 Boise, Idaho 83728 Attention: General Counsel (208) 384-6161	Madison Dearborn Partners, L.L.C. Three First National Plaza Suite 4600 Chicago, Illinois 60602 Attention: Mark Tresnowski, General Counsel (312) 895-1000

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01408A202

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Boise Cascade Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 20,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 20,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.7% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 01408A202

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Forest Products Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 20,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 20,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.7% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Madison Dearborn Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 20,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 20,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.7% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Madison Dearborn Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 20,861,910 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 20,861,910 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,861,910 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.7% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

Item 1.                                   Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.                                   Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.                                   Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby incorporated by reference.

Item 4.                                   Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 17, 2009, BCH signed the Underwriting Agreement attached hereto as Exhibit D and agreed to sell 15,000,000 of the 35,861,910 shares of Common Stock of the Company that it held to a group of underwriters led by Goldman, Sachs & Co. in connection with a firm commitment underwritten public offering of 17,000,000 shares of Common Stock of the Company at an initial offering price of $4.85 per share.  Pursuant to the terms of the Underwriting Agreement, BCH also granted the underwriters an option to purchase up to an additional 2,550,000 shares to cover over allotments.  On November 23, 2009, BCH completed the sale of 15,000,000 shares of Common Stock of the Company held by it, as described above, pursuant to the terms of the Underwriting Agreement, at a price of $4.5954 per share.  Additional information regarding the terms of the offering is set forth in the prospectus supplement filed by the Company with the Securities and Exchange Commission (the “Commission”) under Rule 424(b)(3) on November 18, 2009.

Item 5.                                   Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(b)               BCH beneficially owns 20,861,910 shares of Common Stock.  BCH  has the shared power to vote and dispose of 20,861,910 shares, constituting approximately 24.7% of the outstanding Common Stock.

FPH beneficially owns 20,861,910 shares of Common Stock.  FPH has the shared power to vote and dispose of 20,861,910 shares, constituting approximately 24.7% of the outstanding Common Stock.

MDCP IV beneficially owns 20,861,910 shares of Common Stock.  MDCP IV has the shared power to vote and dispose of 20,861,910 shares, constituting approximately 24.7% of the outstanding Common Stock.  MDP IV, as the general partner of MDCP IV, may also be deemed to beneficially own and to share the power to vote and dispose of the Common Stock held by MDCP IV.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D/A by BCH, FPH, MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 84,434,691 shares of Common Stock outstanding as of October 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q as filed on November 3, 2009.

(c)                                On November 23, 2009, BCH sold an aggregate of 15,000,000 shares of Common Stock to a group of underwriters led by Goldman, Sachs & Co., at a price of $4.5954 per share, pursuant to the terms of the Underwriting Agreement attached hereto as Exhibit D.  The shares were delivered by BCH to Goldman, Sachs &Co. through the facilities of the Depository Trust Company in exchange for cash, delivered by wire transfer of Federal (same day) funds.

Other than the sales of Common Stock described herein, there have been no transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)                               To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)                                Inapplicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of BCH’s agreement with respect to the sale of a portion of the shares of Common Stock of the Company held by it described in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 7.                                   Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement*

Exhibit B—Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on February 28, 2008)

Exhibit C—Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14A filed with the Commission on February 1, 2008)

Exhibit D—Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed with the Commission on November 18, 2009)

* Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on March 3, 2008.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 23, 2009

Boise Cascade Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Forest Products Holdings, L.L.C.

By:	/s/ David G. Gadda
Name:	David G. Gadda
Its:	Vice President and General Counsel

Madison Dearborn Capital Partners IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director

Madison Dearborn Partners IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

By:	/s/ Thomas S. Souleles
Name:	Thomas S. Souleles
Its:	Managing Director